SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Telecom Argentina S.A.

Item

1.              English translation of a letter dated January 28, 2021 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, January 28th, 2021

Comisión Nacional de Valores

Re.: Report of service of notice of preliminary injunction in the case “Asociación Civil de Usuarios Bancarios Argentinos (ACUBA) a/ Telecom Argentina S.A. re. Subject to be Categorized” (File MP-174-2021)

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that yesterday the Company was served with notice of a preliminary injunction rendered in the aforementioned case pending before the Civil and Commercial Court N° 10 of Mar del Plata City, led by Judge Mariana Lucía Tonto.

By means of the abovementioned decision, the Judge resolved to admit the innovative preliminary injunction requested by ACUBA, ordering the Company to “revert the value of its subscription-based broadcasting, internet access, fixed telephony and mobile communication services to the prices that were in force as of December 2020 (July 31, 2020), to which it may add a maximum of five percent (5%), as authorized by the regulatory authority ENACOM, and maintain those values until the case is resolved.”

The Company, with the assistance of its legal counsel, will take the necessary legal actions  to protect its rights.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: January 28, 2021	By:	/s/ Fernando J. Balmaceda
		Name:	Fernando J. Balmaceda
		Title:	Responsible for Market Relations